

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2011

Via Email

Mr. Marino Kulas
Chief Executive Officer
Conforce International, Inc.
51A Caldari Road
Concord, Ontario L4K 4G3
Canada

> **Re:** **Conforce International, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2011**
> **Filed June 29, 2011**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-53579**

Dear Mr. Kulas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2011

Business, page 3

1. Please identify in this section any customers that account for ten percent or more of your revenues. We note in this regard your disclosure on page 15 that 82% of EKO-FLOR revenues are derived from two customers. Refer to Item 101 of Regulation S-K.

Management's Discussion and Analysis, page 10

2. Please revise the heading of the forward-looking statement disclaimer to remove the implication that the Private Securities Litigation Reform Act safe harbor is available to you. The safe harbor is not available to penny-stock issuers.

Exhibits

3. Please file the advisory agreement with Worldwide Associates as an exhibit or tell us why it is not required to be filed.

Signatures, page 18

4. Please include the second signature block with the signatures of your principal executive officer, principal financial officer, principal accounting officer or controller, and a majority of your directors. Refer to General Instruction D to Form 10-K.

Exhibit 23.1

5. It appears you have included the independent accountant's audit report in Exhibit 23.1 and not within the body of your Form 10-K. In accordance with Regulation S-K, Item 601, Exhibit 23 is for the purpose of including the consents of experts. Therefore, it is not appropriate to use this exhibit to include the audit report. Please amend your Form 10-K to include the audit report within the body of the document.

Form 10-Q for the quarterly period ended June 30, 2011

Financial Statements
Note 7. Forgivable Loan, page 9

6. Please revise Note 7 to provide enhanced disclosure regarding the forgivable loan you received during the three months ended June 30, 2011. Specifically, please tell us and revise your disclosure to include the entity from which the loan was obtained, the interest rate on the loan, and any financial covenants or obligations beyond the minimum number of employees (such as time restraints to commence operations, etc.). In addition, please explain in detail the property tax abatement that you received as part of this loan, and your accounting treatment of this incentive. We may have further comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 or me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief